UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding


22 December 2006

Pearson plc - Notification of Directors' Interests

On 21 December 2006, Halifax ESS Trustees (formerly known as Mourant & Co Limited), being trustees of the Pearson plc Employee Share Ownership Trust (a discretionary trust under which all employees of the Pearson group are potential beneficiaries) purchased 1,000,000 shares at 769.8923p.

All of the executive directors, being Marjorie Scardino, Rona Fairhead, John Makinson, David Bell and Robin Freestone, are deemed for the purposes of the Companies Act to be interested in all of these shares.

Following this purchase, the Pearson plc Employee Share Ownership Trust holds a total of 3,520,843 shares representing 0.4369 % of the issued share capital of the company.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 22 December 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary